Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

PRESS RELEASE 10.16.2025

BBVA to Accelerate Shareholder Remuneration Following the Lapse of its Offer for Banco Sabadell

BBVA announces that the takeover bid for Banco Sabadell will not proceed as the minimum acceptance level set by the bank has not been met. Looking ahead, BBVA’s Strategic Plan and its corresponding ambitious financial goals will consolidate the Group at the forefront of European banking in terms of both growth and profitability. As part of the Strategic Plan, BBVA is to immediately resume shareholder remuneration: On October 31, it will start executing the pending share buyback of around €1 billion; on November 7, it will pay the highest interim dividend ever (€0.32 per share) for a total of €1.8 billion; and, as soon as it receives the authorization from the European Central Bank, (ECB) it will launch a significant additional1 share buyback program.

The Spanish National Securities and Market Commission (CNMV) has published the outcome of BBVA’s takeover bid for Banco Sabadell. The offer has been accepted by Banco Sabadell shareholders representing 25.5 percent of the voting rights, so the offer is no longer in effect as the minimum acceptance condition has not been met.

“I would like to thank Banco Sabadell shareholders who backed the project. I also want to thank BBVA shareholders for their continued support, and the bank’s team for their outstanding work throughout the entire process,” BBVA Chair Carlos Torres Vila said. “At BBVA we look to the future with confidence and enthusiasm. We have a bank at its best, with a committed team, and a clear roadmap to continue growing and creating value for our shareholders, customers and society,” he added.

BBVA’s Board of Directors has unanimously reasserted its commitment to the new Strategic Plan and the financial goals for the 2025-2028 period (https://www.bbva.com/en/economy-and-finance/earnings-2q25/), which will enable the Group to remain at the forefront of European banking in terms of growth and profitability.

During this period, the bank expects ROTE to stand around 22 percent, with the efficiency ratio improving to levels around 35 percent. Likewise, BBVA plans to continue creating value for shareholders, with an increase in the tangible book value per share plus dividends of around 15 percent (CAGR). Finally, the bank aims to reach a cumulative attributable profit of approximately €48 billion over four years.

[1]	Subject to the corresponding approvals and authorizations.

PRESS RELEASE 10.16.2025

BBVA expects to have €36 billion to distribute among its shareholders through 2028¹. In the short term, BBVA will have some €13 billion available for its shareholders¹. “Now that the restrictions related to the transaction have been lifted, we are accelerating our shareholder distribution plan, in line with our financial goals,” said BBVA CEO Onur Genç. Specifically:

•	On Oct. 31, BBVA will start executing the pending share buyback program for nearly €1 billion.

•	On Nov. 7, it will pay the highest interim dividend in history (€0.32 per share), for a total amount of about €1.8 billion.

•

Additionally, given the relevant accumulated excess capital above 12 percent, BBVA’s Board of Directors has agreed to launch a significant additional extraordinary share buyback program¹ as soon as it receives the authorization from the ECB.

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 699 337 924

comunicacion.corporativa@bbva.com

For additional financial information about BBVA visit:

https://accionistaseinversores.bbva.com/

For more BBVA news visit: https://www.bbva.com

PRESS RELEASE 10.16.2025

About BBVA

BBVA is a global financial services group founded in 1857. The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America and Turkey. In the United States, BBVA also has a significant investment, transactional, and capital markets banking business.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.